Exhibit 99.1

News release…

Date: 19 July 2006
Ref: PR489q

Second quarter 2006 operations review

•	The Group’s share of iron ore production was a record for the quarter, increasing by four per cent compared with the second quarter of 2005, and by 16 per cent compared with the previous quarter, as the expansion programme delivered additional capacity. The operations in Western Australia recovered from the severe weather conditions experienced during the first quarter, although the impact on iron ore production continued into the second quarter.

•	HIsmelt made its first shipment to customers in the US.

•	Mined copper production rose by two per cent compared with the previous quarter, and by nine per cent compared with the second quarter of 2005, in line with increased grades at Kennecott Utah Copper and higher production at Escondida from the Norte pit.

•	Production from the Comalco Alumina Refinery increased by 25 per cent in the second quarter compared with the first quarter, with operating levels showing increasing stability and at times exceeding 90 per cent of original design capacity.

•	Titanium dioxide feedstock production was three per cent higher than the previous quarter, and eight per cent above the same quarter of 2005, reflecting the strength of current customer demand and the further expansion of the Upgraded Slag (UGS) plant.

•	US coal production reached record levels for the quarter, increasing by seven per cent compared with the first quarter, and by ten per cent compared with the second quarter of 2005. This was in line with the recovery of rail capacity and the expansions of the Spring Creek and Antelope mines.

•	Australian thermal coal production rose by six per cent compared with the previous quarter consistent with the availability of port and rail capacity. Australian hard coking coal production recovered from the first quarter but was below the second quarter of 2005, reflecting lower customer demand.

All currency figures in this report are US dollars unless otherwise stated

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

IRON ORE AND IRON

Rio Tinto share of production (000 tonnes)

	Q2 06	vs Q2 05	vs Q1 06	H1 06	vs H1 05
Hamersley	23,042	+1%	+13%	43,414	+5%
Robe River	7,178	+11%	+20%	13,163	+1%
IOC (pellets and concentrate)	2,641	+7%	+41%	4,513	+1%

Global iron ore demand remained strong in all markets during the quarter. During May and June, Hamersley and Robe agreed a 19 per cent increase in the benchmark price for their products, for the 2006 contract year. In June, the Iron Ore Company of Canada agreed a 17.3 per cent increase in the price of its iron ore concentrate and a 3.5 per cent decrease in the price of pellets.

Construction of the $1 billion Hope Downs iron ore project in Western Australia (Rio Tinto share $685 million) began in April, following Western Australian Government approval and the ratification of the Hope Downs Joint Venture.

Hamersley and Robe River
The effects of the very severe cyclone season experienced in the first quarter continued into the second quarter at both Hamersley and Robe, albeit to a lesser extent.

Notwithstanding this, Hamersley’s second quarter production was 13 per cent higher than the previous quarter and half year production was five per cent higher than the corresponding period of 2005. This was due, in part, to the commencement of production at the Nammuldi mine.

HIsmelt
HIsmelt made its first shipment of almost 40,000 tonnes of pig iron to the US in June.

Iron Ore Company of Canada
Pellet and concentrate production increased by 41 per cent compared with the first quarter, when extreme winter conditions were experienced. Concentrate production levels were higher than the previous quarter and the corresponding quarter of 2005.

ENERGY

US thermal coal

Rio Tinto share of production (000 tonnes)

	Q2 06	vs Q2 05	vs Q1 06	H1 06	vs H1 05
Rio Tinto Energy America	31,680	+10%	+7%	61,161	+5%

Production in 2006 has increased following the recovery of rail capacity from the 2005 maintenance campaign. The Antelope mine set a new quarterly and half year record with the expansion project continuing ahead of schedule. The $46 million expansion that is underway at the Spring Creek mine, which will raise capacity from 12 to 16 million tonnes per annum, contributed to a new quarterly production record.

Australian coal

Rio Tinto share of production (000 tonnes)

	Q2 06	vs Q2 05	vs Q1 06	H1 06	vs H1 05
Rio Tinto Coal Australia
Hard coking coal	1,535	-21%	+36%	2,661	-31%
Other coal	8,093	+11%	+6%	15,711	+3%

Production of hard coking coal at Hail Creek reflected lower vessel presentation. Production from the Hunter Valley operations was in line with the allocation set under the Port Waratah Coal Services capacity balancing system, contributing to a six per cent increase in thermal coal production during the quarter.

Uranium

Second quarter uranium production declined by just over one third compared with the first quarter, due to heavy rainfalls from a cyclone which prevented access to high grade ore at the Ranger mine. Production was further impacted by a reduction in the volume of ore treated due to difficulties experienced in bringing the acid plant back to full production after a planned maintenance shutdown.

INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)

	Q2 06	vs Q2 05	vs Q1 06	H1 06	vs H1 05
Borates	142	-3%	+9%	272	+1%
Titanium dioxide feedstocks	354	+8%	+3%	699	+8%

Second quarter borates production was nine per cent higher than the previous quarter during which a number of maintenance shutdowns took place. Production in the first half was consistent with the first six months of 2005.

Increased production of titanium dioxide feedstocks reflected the strength of current demand and QIT’s recently completed UGS expansion to 325,000 tonnes per annum. The UGS expansion to 375,000 tonnes per annum is proceeding as scheduled.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q2 06	vs Q2 05	vs Q1 06	H1 06	vs H1 05
Rio Tinto Aluminium
Bauxite	3,815	+4%	-1%	7,658	+8%
Alumina	854	+10%	+10%	1,632	+10%
Aluminium	206.6	-3%	-0%	413.7	-2%

Half year bauxite production was eight per cent higher than the comparative period in 2005 due to the successful commissioning of the Andoom mine and processing plant which form part of the NeWeipa project.

Second quarter production from the Comalco Alumina Refinery, at 322,000 tonnes, was 25 per cent above the previous record quarter, with increased digestion pump availability resulting in good production rates. There are two major shutdowns planned for the Comalco Alumina Refinery for the third quarter. Production at Queensland Alumina and Eurallumina was in line with the previous quarter.

Production at the aluminium smelters was slightly behind the first quarter of 2006, primarily due to cells being taken out of circuit at Tiwai Point, because of low rainfall in the hydropower catchment area.

COPPER

Rio Tinto share of production (000 tonnes)

	Q2 06	vs Q2 05	vs Q1 06	H1 06	vs H1 05
Kennecott Utah Copper
Mined copper (000 tonnes)	68.7	+21%	+11%	130.3	+10%
Refined copper (000 tonnes)	67.7	+63%	-5%	138.5	+40%
Molybdenum (000 tonnes)	3.5	+8%	-21%	7.9	+11%
Mined gold (000 ozs)	149	+50%	+12%	282	+29%
Refined gold (000 ozs)	141	+85%	+19%	259	+56%
Escondida
Mined copper (000 tonnes)	105.9	+12%	-1%	213.1	+19%
Grasberg JV
Mined copper (000 tonnes)	10.2	-54%	-14%	22.1	-54%
Mined gold (000 ozs)	19	-86%	+107%	28	-91%

Kennecott Utah Copper
The optimisation of mine production in favour of molybdenum continued, although lower grades during the quarter accounted for lower molybdenum production. Mined copper production and gold contained in copper concentrate were higher compared with the previous quarter and the same quarter in 2005, in line with higher grades.

Refined copper and gold production was significantly higher in the second quarter compared with the same period of 2005 due to strong operational performance at the smelter and a 17 day planned maintenance shutdown in May 2005. The smelter will undergo a 45 day planned maintenance shutdown in September and October 2006.

Escondida
Second quarter mined copper production was 12 per cent higher than the second quarter of 2005 as a result of the commissioning of the Norte pit in September 2005 and the commencement of sulphide leaching in 2006.

Grasberg
Lower grades for copper, gold and silver as a result of mine sequencing led to significantly lower production for all three metals compared with the same quarter of 2005.

Other copper operations
Total mill throughput remained in line with the previous quarter at Palabora with a significant improvement in daily ore production. Levels of concentrate smelted and anodes produced increased from the first quarter following the completion of the scheduled shutdown. Increased production at Northparkes reflected the continued mining of higher grade ore from the Lift 2 area, operational performance exceeded design capacity and mill recoveries averaged in excess of 90 per cent.

DIAMONDS

Rio Tinto share of production (000 carats)

	Q2 06	vs Q2 05	vs Q1 06	H1 06	vs H1 05
Argyle	7,509	-20%	+44%	12,722	-29%
Diavik	1,632	+8%	+52%	2,705	+6%

Argyle
Carat production recovered in the second quarter following adverse weather conditions earlier in the year. Continuing variability in production levels can be expected as the mine reaches the end of the open-pit life, and transitions to an underground operation.

Diavik
Throughput at Diavik recovered from the previous quarter, in line with the seasonally expected profile. Grades were higher than the previous quarter with a relatively constant mix from higher grade A154S ore and lower grade A154N ore.

EXPLORATION AND EVALUATION

Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2006 was $113 million compared with $93 million in the first half of 2005. $26 million of this expenditure was charged against business unit earnings.

Exploration drilling was sustained on copper targets in Chile, Argentina, Mexico and the US. Exploration in Russia ramps up as part of the RioNor Joint Venture. Diamond exploration remained focused on targets in Canada, Botswana, Mauritania, India and Brazil. Iron ore exploration continued in Western Australia and in west Africa. Exploration for thermal and coking coal opportunities continued in southern Africa, North America, South America and Mongolia.

Brownfield exploration is underway at a number of Rio Tinto businesses, including the Pilbara, Kennecott Utah Copper, the Freeport and Cortez Joint Ventures, Greens Creek and Northparkes.

Evaluation work continued on a number of projects including Eagle (nickel/copper, US), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina), La Granja (copper, Peru) and Simandou (iron ore, Guinea). Rio Tinto has taken a 9.9 per cent equity position in Northern Dynasty Minerals which controls the Pebble copper-gold-molybdenum deposit in Alaska. Contract of Work negotiations continue at La Sampala nickel in Indonesia.

CAPITAL MANAGEMENT PROGRAMME

During the first half of 2006, the Group bought back $1,027 million of Rio Tinto plc shares under the 2006/2007 $2.5 billion share buyback programme announced on 2 February 2006. In addition, a special dividend of $1.5 billion was paid on 6 April, bringing the total returned to shareholders to date under the 2006/07 programme to $2,527 million.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309
David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

		QUARTER			HALF YEAR		% CHANGE

		2005	2006	2006	2005	2006	Q2 06	Q2 06	H1 06
		Q2	Q1	Q2	H1	H1	vs	vs	vs
Principal Commodities							Q1 06	Q2 05	H1 05

Alumina	('000 t)	779	778	854	1,490	1,632	10%	10%	10%
Aluminium	('000 t)	213.3	207.1	206.6	421.6	413.7	0%	-3%	-2%
Borates	('000 t)	146	130	142	268	272	9%	-3%	1%
Coal - hard coking coal	('000 t)	1,952	1,126	1,535	3,855	2,661	36%	-21%	-31%
Coal - other Australian	('000 t)	7,298	7,618	8,093	15,290	15,711	6%	11%	3%
Coal - US	('000 t)	28,916	29,481	31,680	58,156	61,161	7%	10%	5%
Copper - mined	('000 t)	190.1	203.4	207.4	378.3	410.8	2%	9%	9%
Copper - refined	('000 t)	62.0	85.6	83.9	139.8	169.5	-2%	35%	21%
Diamonds	('000 cts)	10,954	6,324	9,206	20,688	15,530	46%	-16%	-25%
Gold - mined	('000 ozs)	420	220	240	881	460	9%	-43%	-48%
Gold - refined	('000 ozs)	76	118	141	166	259	19%	85%	56%
Iron ore	('000 t)	32,166	28,668	33,316	59,784	61,985	16%	4%	4%
Titanium dioxide feedstock	('000 t)	328	344	354	649	699	3%	8%	8%

Other Metals & Minerals

Bauxite	('000 t)	3,674	3,843	3,815	7,117	7,658	-1%	4%	8%
Lead - mined	('000 t)	3.3	3.0	2.2	6.7	5.2	-27%	-34%	-22%
Molybdenum	('000 t)	3.3	4.4	3.5	7.1	7.9	-21%	8%	11%
Pig Iron	('000 t)	—	2.4	16.6	—	19.0	584%	—	—
Salt	('000 t)	1,392	1,209	1,441	2,776	2,650	19%	4%	-5%
Silver - mined	('000 ozs)	3,726	3,180	3,270	7,746	6,450	3%	-12%	-17%
Silver - refined	('000 ozs)	1,138	1,398	1,008	1,893	2,406	-28%	-11%	27%
Talc	('000 t)	365	381	346	690	727	-9%	-5%	5%
Uranium	(tonnes)	1,434	1,508	998	3,050	2,506	-34%	-30%	-18%
Zinc - mined	('000 t)	10.4	8.6	7.1	20.4	15.6	-17%	-32%	-23%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the half year figures.

Second Quarter 2005 Operations Review	Page 7

RIO TINTO SHARE OF PRODUCTION

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2005	2005	2005	2006	2006	2005	2006

ALUMINA
Production ('000 tonnes)
Comalco Alumina Refinery	100%	228	191	220	257	322	425	578
Eurallumina	56%	150	150	153	152	152	298	304
Queensland Alumina	39%	401	384	375	369	381	767	750

Rio Tinto total alumina production		779	725	748	778	854	1,490	1,632

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%	18.2	18.3	18.7	18.5	18.1	36.4	36.6
Bell Bay	100%	43.5	43.9	43.6	43.2	43.7	86.3	86.9
Boyne Island	59%	81.6	82.4	82.7	80.4	80.9	161.1	161.3
Tiwai Point	79%	70.0	72.0	70.6	65.0	63.9	137.8	128.9

Rio Tinto total aluminium production		213.3	216.6	215.6	207.1	206.6	421.6	413.7

BAUXITE
Production ('000 tonnes)
Weipa	100%	3,674	3,781	4,576	3,843	3,815	7,117	7,658

BORATES
Borates ('000 tonnes B2O3 content)
Rio Tinto total borate production	100%	146	141	151	130	142	268	272

COAL - HARD COKING
Rio Tinto Coal Australia (a) ('000 tonnes)
Hail Creek Coal	82%	1,223	1,208	1,270	617	797	2,360	1,414
Kestrel Coal	80%	729	547	315	508	739	1,495	1,247

Rio Tinto total hard coking coal production		1,952	1,755	1,585	1,126	1,535	3,855	2,661

COAL - OTHER *
Rio Tinto Coal Australia (a) ('000 tonnes)
Bengalla	30%	386	366	622	330	426	819	755
Blair Athol Coal	71%	1,789	1,994	1,876	1,730	1,778	3,681	3,509
Hunter Valley Operations	76%	2,292	2,259	2,293	2,124	2,639	4,817	4,763
Kestrel Coal	80%	227	143	89	125	232	387	357
Mount Thorley Operations	61%	648	664	491	763	549	1,245	1,312
Tarong Coal	100%	1,334	1,804	1,549	1,803	1,685	3,118	3,488
Warkworth	42%	622	766	657	744	784	1,224	1,528

Total Australian other coal		7,298	7,996	7,576	7,618	8,093	15,290	15,711

Rio Tinto Energy America (b) ('000 tonnes)
Antelope	100%	6,788	7,287	6,413	7,501	7,849	13,474	15,349
Colowyo	(c)	1,315	1,219	1,477	1,468	1,497	2,629	2,965
Cordero Rojo	100%	8,736	7,687	8,642	8,675	9,121	17,905	17,796
Decker	50%	872	841	890	776	807	1,412	1,583
Jacobs Ranch	100%	8,188	8,014	8,590	8,513	8,879	17,219	17,392
Spring Creek	100%	3,018	3,243	3,122	2,549	3,527	5,516	6,076

Total US coal		28,916	28,290	29,135	29,481	31,680	58,156	61,161

Rio Tinto total other coal production		36,214	36,286	36,710	37,099	39,773	73,446	76,872

COPPER
Mine production ('000 tonnes)
Bingham Canyon	100%	56.7	50.2	51.6	61.6	68.7	118.8	130.3
Escondida	30%	94.1	101.7	100.4	107.2	105.9	179.0	213.1
Grasberg - Joint Venture (d)	40%	22.0	23.6	38.2	11.9	10.2	47.8	22.1
Northparkes	80%	9.5	11.8	13.3	15.5	16.5	18.1	32.1
Palabora (e)	46%	7.7	8.2	7.2	7.2	6.1	14.6	13.3

Rio Tinto total mine production		190.1	195.4	210.7	203.4	207.4	378.3	410.8

Refined production ('000 tonnes)
Escondida	30%	11.2	10.2	10.4	8.0	6.1	22.5	14.1
Kennecott Utah Copper	100%	41.5	68.1	65.1	70.9	67.7	98.7	138.5
Palabora (e)	46%	9.3	10.8	9.9	6.7	10.2	18.6	16.8

Rio Tinto total refined production		62.0	89.2	85.5	85.6	83.9	139.8	169.5

DIAMONDS
Production ('000 carats)
Argyle	100%	9,393	5,995	6,455	5,214	7,509	18,026	12,722
Diavik	60%	1,509	1,306	1,098	1,073	1,632	2,558	2,705
Murowa	78%	52	48	44	38	66	104	103

Rio Tinto total diamond production		10,954	7,349	7,598	6,324	9,206	20,688	15,530

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
* Coal - other includes thermal coal and semi-soft coking coal.
See footnotes on page 10.

Second Quarter 2006 Operations Review	Page 8

RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2005	2005	2005	2006	2006	2005	2006

GOLD
Mine production ('000 ounces)
Barneys Canyon	100%	4	4	4	4	3	9	7
Bingham Canyon	100%	95	92	99	129	146	210	274
Cortez/Pipeline	40%	110	89	74	35	27	198	62
Escondida	30%	13	13	13	12	15	29	27
Grasberg - Joint Venture (d)	40%	140	122	248	9	19	300	28
Greens Creek	70%	14	11	12	11	9	29	20
Kelian (f)	90%	8	—	—	—	—	38	—
Lihir (g)	0%	19	28	—	—	—	33	—
Northparkes	80%	11	12	13	15	16	21	31
Rawhide	51%	5	3	4	4	3	10	7
Others	—	2	2	2	2	2	3	4

Rio Tinto total mine production		420	376	469	220	240	881	460

Refined production ('000 ounces)
Kennecott Utah Copper	100%	76	92	110	118	141	166	259

IRON ORE & IRON
Production ('000 tonnes)
Channar	60%	1,311	1,371	980	1,211	1,486	2,835	2,697
Corumbá	100%	372	371	290	440	455	749	895
Eastern Range	(h)	1,831	1,897	1,536	1,756	2,021	3,126	3,777
Hamersley	100%	19,704	18,915	19,931	17,404	19,536	35,540	36,940
Iron Ore Company of Canada (i)	59%	2,459	2,292	2,424	1,871	2,641	4,472	4,513
Robe River	53%	6,489	7,341	7,362	5,986	7,178	13,061	13,163

Rio Tinto total mine production		32,166	32,187	32,522	28,668	33,316	59,784	61,985

Pig iron production ('000 tonnes)
HIsmelt® (j)	60%	—	—	5	2	17	—	19

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	3.3	2.5	2.7	3.0	2.2	6.7	5.2

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	3.3	3.9	4.6	4.4	3.5	7.1	7.9

SALT
Production ('000 tonnes)
Dampier Salt	65%	1,392	1,121	1,610	1,209	1,441	2,776	2,650

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	1,050	884	884	1,036	1,217	2,190	2,252
Escondida	30%	439	505	593	457	565	872	1,021
Grasberg - Joint Venture (d)	40%	249	280	718	19	30	366	49
Greens Creek	70%	1,797	1,313	1,562	1,451	1,231	3,916	2,682
Others	—	193	216	226	216	228	402	445

Rio Tinto total mine production		3,726	3,197	3,982	3,180	3,270	7,746	6,450

Refined production ('000 ounces)
Kennecott Utah Copper	100%	1,138	830	814	1,398	1,008	1,893	2,406

TALC
Production ('000 tonnes)
Luzenac Group	100%	365	328	346	381	346	690	727

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	328	327	335	344	354	649	699

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	936	1,035	1,040	938	376	1,962	1,314
Rössing	69%	497	712	745	569	622	1,089	1,192

Rio Tinto total uranium production		1,434	1,747	1,785	1,508	998	3,050	2,506

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	10.4	8.1	8.7	8.6	7.1	20.4	15.6

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 10.

Second Quarter 2006 Operations Review	Page 9

RIO TINTO SHARE OF PRODUCTION (continued)

Production data notes

(a)	Rio Tinto Coal Australia manages all the operations below; including the mines which were previously reported separately under the Coal & Allied name.

(b)	Rio Tinto Energy America was previously known as Kennecott Energy.

(c)	In view of Rio Tinto Energy America's responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo's output is included in Rio Tinto's share of production.

(d)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(e)	During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto's shareholding in Palabora from 49.2% to 47.2%. The conversions continued during the first half of 2006 and the Rio Tinto shareholding on 30 June 2006 was 46.4%.

(f)	Kelian ceased processing ore on 7 February 2005 and the final gold pour was on 27 May 2005.

(g)	On 30 November 2005, Rio Tinto sold its interest in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.

(h)	Rio Tinto's share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(i)	Rio Tinto sold its 19% interest in the Labrador Iron Ore Royalty Income Fund on 23 March 2005. The Fund has a shareholding in Iron Ore Company of Canada but this was not included in the calculation of tonnage attributable to Rio Tinto.

(j)	HIsmelt® commenced production during September 2005.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 30 June 2006.

Second Quarter 2006 Operations Review	Page 10

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2005	2005	2005	2006	2006	2005	2006

ALUMINIUM

Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production ('000 tonnes)		3,674	3,781	4,576	3,843	3,815	7,117	7,658
Metal grade bauxite shipments ('000 tonnes)		3,472	3,979	4,034	3,788	3,596	6,938	7,384
Calcined bauxite production ('000 tonnes)		42	34	22	47	40	74	87
Comalco Alumina Refinery	100.0%
Queensland, Australia
Alumina production ('000 tonnes)		228	191	220	257	322	425	578
Eurallumina refinery	56.2%
Sardinia, Italy
Alumina production ('000 tonnes)		267	267	273	271	270	531	541
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production ('000 tonnes)		1,038	995	972	956	986	1,986	1,942
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production ('000 tonnes)		35.8	35.8	36.7	36.2	35.5	71.3	71.7
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production ('000 tonnes)		43.5	43.9	43.6	43.2	43.7	86.3	86.9
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production ('000 tonnes)		136.1	137.9	138.4	134.7	135.9	268.5	270.6
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production ('000 tonnes)		87.7	90.2	88.1	81.6	79.9	173.1	161.5

Rio Tinto Aluminium share
Share of primary aluminium sales ('000 tonnes)		215.3	221.6	225.0	200.2	208.0	412.0	408.2

BORATES

Rio Tinto Borax	100.0%
California, US and Argentina
Borates ('000 tonnes) (a)		146	141	151	130	142	268	272

(a) Production is expressed as B2 O3 content.

Rio Tinto percentage interest shown above is at 30 June 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2006 Operations Review	Page 11

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2005	2005	2005	2006	2006	2005	2006

COAL

Rio Tinto Coal Australia (a)
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,274	1,208	2,053	1,088	1,406	2,704	2,494
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production ('000 tonnes)		2,512	2,799	2,634	2,429	2,496	5,167	4,925
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production ('000 tonnes)		1,492	1,473	1,549	753	971	2,878	1,724
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production ('000 tonnes)		2,497	2,429	2,651	2,386	3,136	5,262	5,522
Semi-soft coking coal production ('000 tonnes)		530	555	378	419	350	1,101	769
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		283	179	112	156	290	483	446
Hard coking coal production ('000 tonnes)		912	683	393	635	923	1,869	1,559
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production ('000 tonnes)		612	836	529	969	582	1,330	1,551
Semi-soft coking coal production ('000 tonnes)		458	261	281	291	325	725	615
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		1,334	1,804	1,549	1,803	1,685	3,118	3,488
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,335	1,736	1,495	1,759	1,766	2,715	3,525
Semi-soft coking coal production ('000 tonnes)		145	85	67	11	96	195	107

Total hard coking coal production ('000 tonnes)		2,403	2,157	1,943	1,388	1,895	4,746	3,283

Total hard coking coal sales ('000 tonnes)		2,312	1,557	1,684	1,220	1,471	4,285	2,691

Total other coal production ('000 tonnes) (b)		10,979	11,891	11,746	11,309	12,133	22,800	23,442

Total other coal sales ('000 tonnes) (c) (d)		10,813	12,424	11,816	11,860	11,882	23,222	23,742

Total coal production ('000 tonnes)		13,382	14,048	13,689	12,698	14,027	27,547	26,725

Total coal sales ('000 tonnes)		13,126	13,981	13,500	13,080	13,353	27,507	26,433

Rio Tinto Coal Australia share

Share of hard coking coal sales ('000 tonnes)		1,881	1,268	1,374	994	1,196	3,489	2,189

Share of other coal sales ('000 tonnes) (c) (d)		7,241	8,399	7,719	7,986	8,022	15,547	16,008

(a) Rio Tinto Coal Australia manages all the operations below; the mines in New South Wales were previously reported separately under the Coal & Allied name.
(b) Other coal production includes thermal coal and semi-soft coking coal.
(c) Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Energy America (a)
Antelope mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		6,788	7,287	6,413	7,501	7,849	13,474	15,349
Colowyo mine	(b)
Colorado, US
Thermal coal production ('000 tonnes)		1,315	1,219	1,477	1,468	1,497	2,629	2,965
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,736	7,687	8,642	8,675	9,121	17,905	17,796
Decker mine	50.0%
Montana, US
Thermal coal production ('000 tonnes)		1,745	1,683	1,781	1,552	1,614	2,825	3,166
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,188	8,014	8,590	8,513	8,879	17,219	17,392
Spring Creek mine	100.0%
Montana, US
Thermal coal production ('000 tonnes)		3,018	3,243	3,122	2,549	3,527	5,516	6,076

Total coal production ('000 tonnes)		29,789	29,131	30,025	30,257	32,487	59,568	62,744

Total coal sales ('000 tonnes)		29,789	29,131	30,025	30,257	32,487	59,568	62,744

(a) Rio Tinto Energy America was previously known as Kennecott Energy.
(b) In view of Rio Tinto Energy America's responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo's output is included in Rio Tinto's share of production.

Rio Tinto percentage interest shown above is at 30 June 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2006 Operations Review	Page 12

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2005	2005	2005	2006	2006	2005	2006

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		21,725	22,255	22,161	21,843	21,473	41,638	43,315
Average copper grade (%)		1.51	1.59	1.58	1.62	1.63	1.46	1.63
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		277.8	304.4	304.0	302.8	295.9	519.0	598.7
Contained gold ('000 ounces)		44	42	43	40	49	98	89
Contained silver ('000 ounces)		1,462	1,682	1,975	1,522	1,882	2,908	3,405

Ore to leach ('000 tonnes) (a)		4,218	4,214	4,261	16,158	15,536	8,455	31,693
Average copper grade (%)		0.85	0.82	0.72	0.34	0.37	0.92	0.35
Contained copper in leachate/mined material ('000 tonnes)		36	35	31	55	57	78	112

Refined production from leach plants:
Copper cathode production ('000 tonnes)		37.2	34.1	34.8	26.8	20.3	75.1	47.1

(a) Escondida has recently commenced leaching of sulphide ore. The figures for 2006 show aggregate feed to and production from both the oxide and sulphide leach processes.

Freeport-McMoRan Copper & Gold (a)
Grasberg mine	0.0%	(40.0% of the expansion)
Papua, Indonesia
Ore treated ('000 tonnes)		19,271	19,899	21,791	19,512	20,353	37,217	39,865
Average mill head grades:
Copper (%)		0.98	1.06	1.31	0.72	0.72	1.06	0.72
Gold (g/t)		1.43	1.16	2.33	0.92	0.67	1.52	0.79
Silver (g/t)		4.54	4.36	5.36	4.21	3.84	4.89	4.02
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		164.1	185.5	260.8	115.9	121.7	347.6	237.6
Gold in concentrates ('000 ounces)		750	609	1,400	485	336	1,537	821
Silver in concentrates ('000 ounces)		1,576	1,662	2,489	903	1,170	3,380	2,073

Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)		164.4	179.9	249.0	114.0	108.8	337.4	222.
Gold in concentrates ('000 ounces)		759	594	1,342	486	294	1,502	780
Silver in concentrates ('000 ounces)		1,257	1,284	1,897	711	844	2,614	1,555

(a) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(b) Net of smelter deductions.

Kelian Equatorial Mining (a)	90.0%
East Kalimantan, Indonesia
Ore treated ('000 tonnes)		—	—	—	—	—	826	—
Average ore grades:
Gold (g/t)		—	—	—	—	—	1.68	—
Silver (g/t)		—	—	—	—	—	2.29	—
Production:
Gold ('000 ounces)		8	—	—	—	—	43	—
Silver ('000 ounces)		4	—	—	—	—	32	—
Sales:
Gold ('000 ounces)		10	—	—	42	—	100	42
Silver ('000 ounces)		304	—	—	—	—	304	—

(a) Kelian ceased processing ore on 7 February 2005 and the final gold pour was on 27 May 2005. Mine closure programmes including reclamation, rehabilitation and sustainable monitoring continue.

Rio Tinto percentage interest shown above is at 30 June 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2006 Operations Review	Page 13

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2005	2005	2005	2006	2006	2005	2006

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled ('000 tonnes)		868	759	798	756	745	1,690	1,501
Leached ('000 tonnes)		5,962	5,725	3,352	3,812	4,464	13,983	8,276
Sold for roasting ('000 tonnes)		72	90	73	35	—	114	35
Average ore grade: gold
Milled (g/t)		5.62	4.81	4.71	2.33	2.13	5.21	2.23
Leached (g/t)		0.60	0.49	0.49	0.39	0.37	0.64	0.38
Sold for roasting (g/t)		6.52	6.73	8.89	6.50	—	6.79	6.50
Gold produced ('000 ounces)		274	223	186	87	68	495	155
Greens Creek mine	70.3%
Alaska, US
Ore treated ('000 tonnes)		178	154	151	158	157	346	315
Average ore grades:
Gold (g/t)		5.22	4.71	5.02	4.54	3.97	5.34	4.26
Silver (g/t)		608	527	615	533	471	670	502
Zinc (%)		10.5	9.6	10.4	10.0	8.4	10.7	9.2
Lead (%)		4.1	3.6	3.9	4.0	3.1	4.2	3.6
Metals produced in concentrates:
Gold ('000 ounces)		20	15	17	16	13	41	29
Silver ('000 ounces)		2,557	1,869	2,222	2,065	1,751	5,573	3,817
Zinc ('000 tonnes)		14.7	11.6	12.4	12.2	10.1	29.0	22.3
Lead ('000 tonnes)		4.7	3.5	3.8	4.3	3.1	9.5	7.4
Rawhide mine (a)	51.0%
Nevada, US
Metals produced in doré:
Gold ('000 ounces)		9	7	8	7	6	20	13
Silver ('000 ounces)		88	63	67	63	55	191	118

(a) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		4	4	4	4	3	9	7

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,757	11,875	11,369	11,702	11,739	23,421	23,440
Average ore grade:
Copper (%)		0.53	0.47	0.51	0.62	0.67	0.56	0.64
Gold (g/t)		0.35	0.34	0.38	0.52	0.56	0.38	0.54
Silver (g/t)		3.36	2.81	3.02	3.73	3.98	3.55	3.85
Molybdenum (%)		0.057	0.052	0.058	0.060	0.055	0.060	0.058
Copper concentrates produced ('000 tonnes)		231	193	213	242	263	475	505
Average concentrate grade (% Cu)		24.4	26.0	24.1	25.3	26.1	25.0	25.7
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		56.7	50.2	51.6	61.6	68.7	118.8	130.3
Gold ('000 ounces)		95	92	99	129	146	210	274
Silver ('000 ounces)		1,050	884	884	1,036	1,217	2,190	2,252
Molybdenum concentrates produced ('000 tonnes):		6.3	7.6	8.6	8.2	6.3	13.3	14.5
Molybdenum in concentrates ('000 tonnes)		3.3	3.9	4.6	4.4	3.5	7.1	7.9
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		224	300	300	270	272	442	542
Copper anodes produced ('000 tonnes) (c)		43.1	68.6	67.3	66.4	65.7	93.5	132.1
Production of refined metal:
Copper ('000 tonnes)		41.5	68.1	65.1	70.9	67.7	98.7	138.5
Gold ('000 ounces) (d)		76	92	110	118	141	166	259
Silver ('000 ounces) (d)		1,138	830	814	1,398	1,008	1,893	2,406

(b) Includes a small amount of copper in precipitates.
(c) New metal excluding recycled material.
(d) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 30 June 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2006 Operations Review	Page 14

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2005	2005	2005	2006	2006	2005	2006

COPPER & GOLD (continued)

Lihir Gold (a)	0.0%
Papua New Guinea
Ore treated ('000 tonnes)		1,051	917	—	—	—	1,854	—
Average ore grade: gold (g/t)		4.41	7.15	—	—	—	4.41	—
Gold produced ('000 ounces) (b)		130	193	—	—	—	231	—

(a) On 30 November 2005, Rio Tinto sold its interest in Lihir Gold; it had agreed in September 2005 to relinquish the management agreement for Lihir. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.
(b) Gold production represents quantity of gold poured.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,360	1,372	1,421	1,425	1,438	2,660	2,862
Average ore grades:
Copper (%)		0.97	1.17	1.27	1.45	1.53	1.01	1.49
Gold (g/t)		0.43	0.47	0.49	0.56	0.58	0.44	0.57

Copper concentrates produced ('000 tonnes)		33.7	39.5	43.9	48.4	52.5	63.8	100.8

Contained copper in concentrates:
Saleable production ('000 tonnes)		11.9	14.7	16.7	19.4	20.7	22.6	40.1
Sales ('000 tonnes) (a)		9.8	11.0	13.1	14.3	17.1	19.2	31.4

Contained gold in concentrates:
Saleable production ('000 ounces)		13.4	15.0	16.1	18.6	19.9	25.9	38.5
Sales ('000 ounces) (a)		9.0	10.6	14.7	13.3	16.4	24.6	29.7

(a) Rio Tinto's 80% share of material from the Joint Venture.

Palabora (a)	46.4%
Palabora mine
South Africa
Ore treated ('000 tonnes)		2,459	2,572	2,349	2,646	2,633	4,615	5,279
Average ore grade: copper (%)		0.71	0.71	0.72	0.71	0.70	0.71	0.70
Copper concentrates produced ('000 tonnes)		48.4	52.9	47.8	51.5	43.0	96.4	94.5
Average concentrate grade: copper (%)		32.2	31.3	31.2	29.9	30.5	30.8	30.1
Copper in concentrates ('000 tonnes)		15.6	16.6	14.9	15.4	13.1	29.7	28.5
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		71.7	75.2	82.2	42.0	83.3	147.0	125.3
New copper anodes produced ('000 tonnes)		19.4	22.7	22.4	10.0	24.0	39.3	34.0
Refined new copper produced ('000 tonnes)		19.0	22.1	20.6	14.3	21.9	37.7	36.2
By-products:
Magnetite concentrate ('000 tonnes)		189	267	231	251	296	390	547
Refined nickel sulphate (tonnes)		57	37	57	35	28	91	63
Vermiculite plant
Vermiculite produced ('000 tonnes)		54	53	55	48	48	102	95

(a) During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto's shareholding in Palabora from 49.2% to 47.2%. The conversions continued during the first half of 2006 and the Rio Tinto shareholding on 30 June 2006 was 46.4%.

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		2,358	2,111	2,158	1,956	2,131	4,700	4,087
AK1 diamonds produced ('000 carats)		9,393	5,995	6,455	5,214	7,509	18,026	12,722

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		612	619	497	492	608	1,106	1,100
Diamonds recovered ('000 carats)		2,515	2,177	1,831	1,788	2,720	4,264	4,508

Murowa Diamonds	77.8%
Zimbabwe
Ore processed ('000 tonnes)		28	49	73	66	61	57	126
Diamonds recovered ('000 carats)		67	61	57	48	85	133	133

Rio Tinto percentage interest shown above is at 30 June 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2006 Operations Review	Page 15

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2005	2005	2005	2006	2006	2005	2006

IRON ORE & IRON
Hamersley Iron
Western Australia
Saleable iron ore production ('000 tonnes):
Paraburdoo, Mount Tom Price, Marandoo,
Yandicoogina, Brockman and Nammuldi	100.0%	19,704	18,915	19,931	17,404	19,536	35,540	36,940
Channar	60.0%	2,185	2,284	1,634	2,018	2,476	4,725	4,494
Eastern Range	(a)	1,831	1,897	1,536	1,756	2,021	3,126	3,777

Total production ('000 tonnes)		23,720	23,097	23,101	21,178	24,033	43,392	45,211

Total sales ('000 tonnes) (b)		21,885	22,387	25,793	20,982	22,611	41,909	43,593

(a) Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

HIsmelt® (a)	60.0%
Western Australia
Pig iron production ('000 tonnes)		—	—	9	4	28	—	32

(a) HIsmelt® commenced production during September 2005.

Iron Ore Company of Canada
Newfoundland & Labrador and Quebec in Canada
Carol Lake operations	58.7%
Saleable iron ore production:
Concentrates ('000 tonnes)		745	581	683	341	1,292	1,052	1,633
Pellets ('000 tonnes)		3,442	3,322	3,445	2,846	3,206	6,564	6,052
Sales:
Concentrate ('000 tonnes)		612	552	755	316	555	816	871
Pellets ('000 tonnes)		3,326	2,951	4,230	2,150	3,282	5,670	5,432

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production ('000 tonnes) (a)		372	371	290	440	455	749	895
Sales ('000 tonnes)		243	391	276	418	413	636	831

(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		7,574	8,076	7,998	6,481	7,273	14,907	13,754
Sales ('000 tonnes)		7,118	7,802	8,203	6,756	7,135	15,057	13,892
West Angelas mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		4,670	5,775	5,891	4,813	6,270	9,737	11,082
Sales ('000 tonnes)		4,469	5,902	6,187	4,745	5,833	9,401	10,578

Rio Tinto percentage interest shown above is at 30 June 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2006 Operations Review	Page 16

RIO TINTO OPERATIONAL DATA

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2005	2005	2005	2006	2006	2005	2006

SALT
Dampier Salt	64.9%
Western Australia
Salt production ('000 tonnes)		2,144	1,726	2,480	1,862	2,219	4,274	4,081

TALC
The Luzenac Group	100.0%
Australia, Europe, and North America
Talc production ('000 tonnes)		365	328	346	381	346	690	727

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)		328	327	335	344	354	649	699

URANIUM
Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3O8)		1,369	1,514	1,521	1,372	550	2,868	1,922

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3O8)		725	1,038	1,086	830	908	1,587	1,738

Rio Tinto percentage interest shown above is at 30 June 2006. The data represent full production and sales on a 100% basis unless otherwise stated.

Second Quarter 2006 Operations Review	Page 17

INDEX TO OPERATIONAL DATA

		Page

Aluminium

Anglesey Aluminium smelter	UK	11
Bell Bay smelter	Australia	11
Boyne Island smelter	Australia	11
Comalco Alumina Refinery	Australia	11
Eurallumina	Italy	11
Queensland Alumina	Australia	11
Tiwai Point smelter	New Zealand	11
Weipa	Australia	11

Borates

Boron	US	11
Tincalayu	Argentina	11

Coal

Rio Tinto Coal Australia:	Australia	12
-Bengalla	Australia	12
-Blair Athol	Australia	12
-Hail Creek	Australia	12
-Hunter Valley Operations	Australia	12
-Kestrel	Australia	12
-Mount Thorley Operations	Australia	12
-Tarong	Australia	12
-Warkworth	Australia	12
Rio Tinto Energy America:	US	12
-Antelope	US	12
-Colowyo	US	12
-Cordero Rojo	US	12
-Decker	US	12
-Jacobs Ranch	US	12
-Spring Creek	US	12

Copper

Escondida	Chile	13
Freeport Copper & Gold:	US	13
-Grasberg	Indonesia	13
Kennecott Utah Copper:	US	14
-Bingham Canyon	US	14
-Kennecott smelter and refinery	US	14
Northparkes	Australia	15
Palabora mine and smelter	South Africa	15

Diamonds

Argyle Diamonds	Australia	15
Diavik Diamonds	Canada	15
Murowa	Zimbabwe	15

Gold

Escondida	Chile	13
Freeport Copper & Gold:	US	13
-Grasberg	Indonesia	13
Kennecott Utah Copper:	US	14
-Barneys Canyon	US	14
-Bingham Canyon	US	14
Kelian	Indonesia	13
Kennecott Minerals:	US	14
-Cortez/Pipeline	US	14
-Greens Creek	US	14
-Rawhide	US	14
Northparkes	Australia	15
		Page

Iron Ore

Corumbá	Brazil	16
Hamersley:	Australia	16
-Brockman	Australia	16
-Channar	Australia	16
-Eastern Range	Australia	16
-Marandoo	Australia	16
-Mt Tom Price	Australia	16
-Nammuldi	Australia	16
-Paraburdoo	Australia	16
-Yandicoogina	Australia	16
Iron Ore Company of Canada	Canada	16
Robe River	Australia	16

Lead/Zinc

Kennecott Minerals:	US	14
-Greens Creek	US	14

Molybdenum

Bingham Canyon	US	14

Pig Iron

HIsmelt®	Australia	16

Salt

Dampier Salt	Australia	17

Silver

Bingham Canyon	US	14
Escondida	Chile	13
Grasberg	Indonesia	13
Greens Creek	US	14

Talc

Luzenac	Australia/Europe/
	US/Canada	17

Titanium dioxide feedstock

QIT mine and smelter	Canada	17
Richards Bay Minerals mine and
smelter	South Africa	17

Uranium

Energy Resources of Australia	Australia	17
-Ranger	Australia	17
Rössing	Namibia	17

Second Quarter 2006 Operations Review	18